Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

The following announcement was posted to Aetna’s internal website:

AetNet announcement

Aetna announces intent to acquire Coventry Health Care

This morning, Aetna announced an agreement to acquire Coventry Health Care, Inc. combining two of the nation’s leading diversified managed care organizations.  The acquisition of Coventry supports our commitment to empowering people to live healthier lives, and is consistent with our overall strategy to build a diverse and efficient portfolio of products, services and geographic presence for the future.

The acquisition is expected to strengthen our core business, enhance our capabilities and promote greater operational efficiencies. The acquisition will also create additional value for our customers, provider partners and shareholders. Coventry is headquartered in Maryland and has approximately 14,000 employees working across the U.S.

The Coventry acquisition is expected to:
•	Add over 5 million total members, including nearly 4 million medical members and 1.5 million Medicare Part D Prescription Drug Plan members;
•	Add a growing Individual Medicare Advantage business and a leading Medicare Part D business, complementing Aetna’s Group Medicare Advantage franchise;
•
Substantially increase our Medicaid footprint, creating more opportunity to participate in the expansion of Medicaid, including the expansion to new populations that are brought into managed care, such as chronically ill individuals;

•	Improve our positioning in consumer-based Commercial lines of business, including Middle Markets, Small Group and Individual, which will increase the value we bring to our consumers; and
•	Add a low-cost administrative platform and additional provider networks.

Our acquisition of Coventry will require regulatory and other approvals. We expect to meet all regulatory and legal requirements and obtain all necessary approvals so that we will be able to complete the acquisition in the middle of 2013. Once the acquisition is completed, Aetna will have a stronger business profile that will enable us to deliver more diverse and affordable products to meet the needs of the people we serve.

For more information, you can listen to a brief video message (link omitted) from Mark Bertolini and read the joint news release from Aetna and Coventry. (link omitted).

Sidebar: Coventry is a diversified managed health care company that offers a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers’ compensation, and network rental services.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry.  INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transactions on medical membership and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios.  Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform.  Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC.  You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry.  Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.